ORKO SILVER CORP. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS AS AT JULY 31, 2007 AND OCTOBER 31, 2006 (Expressed in Canadian Dollars) (UNAUDITED)
AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS Please note that the Company's auditors have not reviewed these Financial Statements
	July 31,	October 31,
	2007	2006
	$	$
	(Unaudited)	(Audited)
ASSETS CURRENT ASSETS Cash and cash equivalents	981,663	215,748
Short-term investments	3,000,000	3,000,000
Receivables	94,148	85,782
Prepaid expense	19,484	19,484
	4,095,295	3,321,014
EQUIPMENT	382,491	16,075
MINERAL PROPERTIES	1,316,163	1,287,163
	5,793,949	4,624,252
LIABILITIES CURRENT LIABILITIES Accounts payable and accrued liabilities	618,217	525,895
Due to related parties	150,375	165,805
	768,592	691,700
SHAREHOLDERS' EQUITY SHARE CAPITAL	23,303,399	14,172,827
SHARE SUBSCRIPTIONS RECEIVED	744,400	-
CONTRIBUTED SURPLUS	4,005,673	3,940,568
DEFICIT	(23,028,114)	(14,180,843)
	5,025,357	3,932,552
	5,793,949	4,624,252

Approved on behalf of the board of directors:

"Gary Cope"                                   Director

"Ross Wilmot"

Director

The accompanying notes are an integral part of these financial statements

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED)

	Three months ended July 31,		Nine months ended July 31,
	2007	2006	2007	2006
	$	$	$	$
EXLORATION AND DEVELOPMENT EXPENSES (Schedule 1) Drilling	1,496,782	940,026	3,639,525	2,367,358
Geological	62,628	59,035	298,619	152,576
Geophysical	48,600	-	58,943	-
Assay	218,750	85,641	876,326	132,538
Site costs	201,361	138,645	584,924	408,234
General exploration	46,599	23,589	131,438	80,574
	2,074,720	1,246,936	5,589,775	3,141,280
GENERAL EXPENSES Amortization	3,061	1,625	5,473	3,965
Bank charges and interest	811	923	2,186	59,420
Consulting fees	5,660	23,438	38,242	70,260
Insurance	2,125	1,432	8,803	4,827
Investor and public relations	126,825	91,622	408,298	198,934
Management fees	66,000	38,500	163,100	151,700
Office and miscellaneous	55,946	23,903	88,559	69,911
Professional fees	21,121	41,337	71,521	110,863
Rent	16,800	8,000	40,800	20,000
Repairs and maintenance	8,744	6,223	22,928	19,645
Stock-based compensation	587,025	372,200	1,929,597	744,400
Telephone and communications	16,072	6,184	29,964	13,306
Transfer agent and filing fees	8,519	32,728	38,334	90,722
Travel and entertainment	60,064	209,453	502,275	439,708
	978,773	857,568	3,350,080	1,997,661
OTHER ITEMS Foreign exchange gain (loss)	7,062	(4,700)	23,547	15,939
Gain on sale of investments	-	-	-	(48,124)
Interest income	(33,977)	(11,494)	(116,131)	(22,954)
	(26,915)	(16,194)	(92,584)	(55,139)
NET LOSS FOR THE PERIOD	3,026,578	2,088,310	8,847,271	5,083,802
DEFICIT - BEGINNING OF PERIOD	20,001,536	10,367,902	14,180,843	7,372,410
DEFICIT - END OF PERIOD	23,028,114	12,456,212	23,028,114	12,456,212
BASIC AND DILUTED LOSS PER SHARE	0.04	0.04	0.12	0.10

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED)

	Three months ended July 31,		Nine months ended July 31,
	2007	2006	2007	2006
	$	$	$	$
CASH AND CASH EQUIVALENTS FROM (USED IN):
OPERATING ACTIVITIES Net loss for the period	(3,026,578)	(2,088,310)	(8,847,271)	(5,083,802)
Items not involving cash Amortization	3,061	1,625	5,473	3,965
Gain on sale of marketable securities	-	-	-	(48,124)
Shares issued for interest	-	-	-	52,000
Stock-based compensation expense	587,025	372,200	1,929,597	744,400
	(2,436,492)	(1,714,485)	(6,912,201)	(4,331,561)
Change in operating assets and liabilities: Receivables	(24,376)	(14,056)	(8,366)	(23,860)
Prepaid expenses	-	-	-	(19,484)
Accounts payable and accrued liabilities	233,088	213,937	92,321	(16,648)
Due to related parties	(68,528)	(16,560)	(15,430)	(5,106)
	(2,296,308)	(1,531,164)	(6,843,676)	(4,396,659)
INVESTING ACTIVITIES Purchase of property and equipment	(371,889)	-	(371,889)	(17,210)
Sale (purchase) of short-term investments	2,000,000	-	-	-
Sale of marketable securities	-	-	-	58,563
	1,628,111	-	(371,889)	41,353
FINANCING ACTIVITIES Proceeds from common shares issued	631,424	2,733,436	7,237,080	8,883,643
Receipt of share subscriptions	744,400	(2,478,000)	744,400	-
Bridge loan	-	-	-	-
	1,375,824	255,436	7,981,480	8,883,643
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	707,627	(1,275,728)	765,915	4,528,337
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	274,036	6,033,712	215,748	229,647
CASH AND CASH EQUIVALENTS - END OF PERIOD	981,663	4,757,984	981,663	4,757,984

SCHEDULE 1

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

STATEMENT OF PROPERTY ACQUISITION AND EXPLORATION EXPENDITURES

FOR THE NINE MONTHS ENDED JULY 31, 2007

(Expressed in Canadian dollars)

(UNAUDITED)

MINING PROPERTIES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2006	$ 1,234,163	$ 21,000	$ 32,000	$ 1,287,163
Additions in the period:	-	29,000	-	29,000
Balance, July 31, 2007	$ 1,234,163	$ 50,000	$ 32,000	$ 1,316,163

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR-TO-DATE
Drilling	$ 3,316,490	$ -	$ 323,035	$ 3,639,525
Geological	187,399	74,016	37,204	298,619
Geophysical	-	48,600	10,343	58,943
Assay	838,546	8,343	29,437	876,326
Site costs	414,157	91,904	78,863	584,924
General exploration	74,257	37,777	19,404	131,438
Total Expenditures for the period	$ 4,830,849	$ 260,640	$ 498,286	$ 5,589,775

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$ 8,092,385	$ -	$ 323,035	$ 8,415,420
Geological	595,958	74,016	37,204	707,178
Geophysical	96,712	48,600	10,343	155,655
Assay	1,104,425	8,343	29,437	1,142,205
Site costs	1,280,780	117,774	78,863	1,477,417
General exploration	168,016	42,594	19,404	230,014
Total Expenditures to date	$ 11,338,276	$ 291,327	$ 498,286	$ 12,127,889

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia, Canada on August 5, 1983. The Company’s principal business activities include the acquisition and exploration of mineral properties domiciled in Mexico. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

As at July 31, 2007, the Company had working capital of $3,326,704, and an accumulated deficit of $23,028,114. The continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

These interim financial statements of Orko Silver Corp. (the “Company”) have been prepared by management in accordance with generally accepted accounting principles in Canada and include the accounts of the Company and its wholly-owned Mexican subsidiary, Orko Silver de Mexico S.A. de C.V., which was incorporated on October 4, 2006. All significant inter-company balances and transactions have been eliminated upon consolidation. These financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2006. The disclosures included below are incremental to those included with the annual financial statements. These interim financial statements should be read in conjunction with the audited annual financial statements and the notes thereto in the Company’s annual report for the year ended October 31, 2006.

(b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets, the valuation of asset retirement obligations and stock-based compensation. Actual results may ultimately differ from those estimates.

(c)

Cash Equivalents

The Company considers all highly liquid investments with a term to maturity of three months or less on the date of purchase to be cash equivalents.

(d)

Short-Term Investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost or fair market value.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Property and Equipment

Property and equipment is initially recorded at cost and is subsequently amortized on the declining balance basis at the following rate per annum:

Buildings	5.0%
Furniture	20.0%
Office equipment	30.0%

(f)

Mineral Properties

Mineral property acquisition costs are capitalized, exploration costs are expensed, and development costs are capitalized once a mineral property is determined to be economically viable. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

(g)

Translation of Foreign Currencies

Transactions and balances in currencies other than the Canadian dollar are translated by the temporal method with revenue, expenses and non-monetary balances converted at exchange rates prevailing at the transaction dates and monetary balances converted at rates prevailing at year-end with resulting exchange gains and losses recognized in the determination of income.

(h)

Loss per Share

Basic earnings/loss per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options.

(i)

Long-Lived Assets

The recoverability of long-lived assets, which includes equipment and mineral properties, is assessed when an event occurs indicating impairment. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)

Stock-Based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants.  The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus.  The Company estimates the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid on the exercise of stock options is recorded as share capital.

(k)

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted a new Canadian accounting standard for asset retirement obligations. Under the new standard, the Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred.  Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at July 31, 2006, the Company has not incurred any asset retirement obligation related to the exploration of its mineral properties.

(l)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(m)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

PROPERTY AND EQUIPMENT

July 31, 2007
		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

Property and equipment	397,463	14,972	382,491

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

4.

MINERAL PROPERTIES

	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2006	$1,234,163	$21,000	$32,000	$1,287,163
Additions in the period:	-	29,000	-	29,000
Balance, July 31, 2007	$1,234,163	$50,000	$32,000	$1,316,163

(a)

La Preciosa, Mexico

On November 17, 2003, the Company acquired an option to earn a 51% interest in the La Preciosa property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company could earn the interest by:

(i)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

(ii)

incurring expenditures of US$1,000,000 over five years.

The Company could earn a further 24% interest in the property by incurring additional expenditures of US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis would have a 90-day option to purchase a 35% interest in the property for US$1,500,000 increasing its total interest to 60%.

In fiscal 2006, the Company fulfilled it obligations under the agreement and had earned a total interest of 75%. On February 27, 2006, the Company entered into a letter agreement to acquire the remaining 25% interest in the property from Minas Sanluis for common shares of the Company. On June 21, 2006, the Company fulfilled its obligations under the letter agreement by issuing 2,378,750 common shares with a fair market value of $1,206,521 increasing the Company’s total interest to 100%.  The Company has granted Goldcorp Inc. the right of first refusal upon the sale of all or part of the Company’s interest in the property.

(b)

Santa Monica, Mexico

On May 11, 2004, the Company acquired an option to earn a 51% interest in the Santa Monica property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company can earn the interest by:

(i)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

(ii)

incurring expenditures of US$1,000,000 over five years as follows:

Year Following the Acceptance Date	US$

Year 1	75,000
Year 2	100,000
Year 3	125,000
Year 4	250,000
Year 5	450,000

The Company can earn a further 24% interest in the property by incurring additional expenditures of US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis would have a 90-day option to purchase a 35% interest in the property for US$1,500,000 increasing its total interest to 60%.

Pursuant to the terms of the agreement, the Company issued the first 50,000 shares to Minas Sanluis with a fair value of $21,000 during the year ended October 31, 2005. The Company issued the second 50,000 shares with a fair value of $29,000 on February 8, 2007.

(c)

San Juan, Mexico

On April 10, 2006, the Company acquired an option to earn a 75% interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (“Silver Standard”), a wholly-owned subsidiary of Silver Standard Resources Inc. Under the terms of the agreement, the Company can earn the interest by:

(i)

issuing 40,000 common shares of the Company to Silver Standard upon approval by the TSX Venture Exchange (the “Acceptance Date”) and

(ii)

incurring expenditures of US$750,000 cumulatively over three years as follows:

Date	US$

Incurred before April 10, 2007 (extended to July 10, 2007)	250,000
Incurred before April 10, 2009	750,000

Upon earning a 75% interest in the property, the Company and Silver Standard will form a joint venture. The agreement provides that Silver Standard will be given the right to increase its interest in the joint venture by 10% for a total interest of 35% by incurring the next US$750,000 in expenditures on the property.

Pursuant to the terms of the agreement, on May 16, 2006, the Company issued 40,000 shares to Silver Standard with a fair value of $32,000 and has incurred expenditures in excess of US$250,000 as at July 10, 2007.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

SHARE CAPITAL

(a)

Authorized

An unlimited number of Common shares without par value.

(b)

Issued and Outstanding

	Number of	Amount
	Shares	$

Balance, October 31, 2005	35,022,069	6,888,159

Issued during the year

For cash
Private placements, net of share issue costs	24,065,902	4,595,815
Exercise of options	215,000	48,200
Exercise of agent's options	333,425	100,028
Exercise of warrants	2,199,150	521,560

For services
Finders’ fees for private placements	957,000	556,041

For property
Issued for La Preciosa property	2,378,750	1,206,521
Issued for San Juan property	40,000	32,000

For interest expense	100,000	45,000

Transferred from contributed surplus
Exercise of options	–	26,150
Exercise of agent's options	–	96,393
Exercise of warrants	–	56,960

Balance at October 31, 2006	65,311,296	14,172,827

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

SHARE CAPITAL (continued)

(b) Issued and Outstanding (continued)	Number of	Amount
	Shares	$

Balance at October 31, 2006	65,311,296	14,172,827
Issued during the year

For cash
Exercise of options	512,500	236,375
Exercise of agent's options	346,575	103,972
Exercise of warrants	17,363,232	6,896,733

For property
Issued for Santa Monica property	50,000	29,000

Transferred from contributed surplus:
Exercise of options	–	115,030
Exercise of agent's options	–	100,221
Exercise of warrants	–	1,649,241

Balance at July 31, 2007	83,583,603	23,303,399

(i)

On February 3, 2006, the Company issued 10,667,332 units at $0.30 per unit for gross proceeds of $3,200,200 under brokered and non-brokered private placements. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share for 12 months from the date of closing at a price of $0.40 per common share. Values of $2,160,580 and $1,039,620 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placements. In connection with the private placement, the Company issued 354,050 units as a commission with terms similar to those issued under the brokered and non-brokered private placements. Values of $180,566 and $86,884 were assigned to the common shares and warrants, respectively, based on their fair values at the closing date of the private placements.  The Company issued 680,000 options to acquire 680,000 units at a price of $0.30 per unit for a period of 12 months from the date of closing as a commission. The units have the same terms as those issued under the brokered and non-brokered private placements. These agent options were assigned a fair value of $363,485. The Company paid cash commissions of $168,828 and incurred other cash share issuance costs of $49,057. The fair values of the agent options and warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

SHARE CAPITAL (continued)

(b)

Issued and Outstanding (continued)

(ii)

On March 2, 2006, the Company issued 8,798,570 units at $0.35 per unit for gross proceeds of $3,079,500 under a non-brokered private placement. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share for 18 months from the date of closing at a price of $0.50 per common share. Values of $2,080,181 and $999,319 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement.  In connection with the private placement, the Company issued 232,950 units as a commission with terms similar to those issued under the brokered and non-brokered private placements. Values of $116,475 and $55,955 were assigned to the common shares and warrants, respectively, based on their fair values at the closing date of the private placements. The Company paid cash commissions of $226,475 and incurred other cash share issuance costs of $26,697. The fair values of the warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

(iii)

On May 23, 2006, the Company issued 4,600,000 units at $0.59 per unit for gross proceeds of $2,714,000 under a non-brokered private placement. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share for 24 months from the date of closing at a price of $0.78 per common share. Values of $2,160,214 and $553,786 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement.  In connection with the private placement, the Company issued 370,000 units as a commission with terms similar to those issued under the brokered and non-brokered private placements. Values of $259,000 and $66,397 were assigned to the common shares and warrants, respectively, based on their fair values at the closing date of the private placements. The Company paid cash commissions of $155,197 and incurred other cash share issuance costs of $26,792. The fair values of the warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

SHARE CAPITAL (continued)

(c)

Stock Options

The Company has a plan to grant stock options to directors, officers, employees and consultants of the Company. On March 8, 2007, the Company adopted a 20 per cent Fixed Plan, which was subsequently approved by shareholders at its Annual General Meeting of Shareholders to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the plan, the board of directors has the discretion to issue the equivalent of up to 15,512,180 shares. Options are generally for a term of up to five years from the date granted and are exercisable at a price that is not less than the market price on the date granted.

Stock option activity since October 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2005	3,030,000	0.26
Granted	4,210,000	0.54
Exercised	(215,000)	0.22
Cancelled	(550,000)	0.55
Expired	(260,000)	0.22

Outstanding, October 31, 2006	6,215,000	0.45
Granted	4,150,000	0.71
Exercised	(512,500)	0.46
Outstanding, July 31, 2007	9,852,500	0.56

The following table summarizes the stock options outstanding and exercisable at July 31, 2007:

Number of Shares	Exercise Price $	Issue Date	Expiry Date
840,000	0.11	October 21, 2003	October 21, 2008
75,000	0.13	November 30, 2004	November 30, 2009
100,000	0.25	January 28, 2005	January 28, 2010
25,000	0.63	April 11, 2005	April 7, 2010
50,000	0.63	April 22, 2005	April 22, 2010
1,002,500	0.45	September 21, 2005	September 21, 2007
1,860,000	0.55	March 3, 2006	March 3, 2011
300,000	0.47	March 23, 2006	March 23, 2011
1,450,000	0.55	September 11, 2006	September 11, 2007
25,000	0.49	November 1, 2006	November 1, 2011
260,000	0.22	December 4, 2006	December 4, 2010
300,000	0.58	February 6, 2007	February 6, 2012
2,000,000	0.69	March 8, 2007	March 8, 2012
150,000	0.92	April 13, 2007	April 13, 2012
25,000	0.95	May 10, 2007	May 10, 2012
350,000	0.85	June 14, 2007	June 14, 2012
1,040,000	0.82	July 12, 2007	July 12, 2012

9,852,500

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

SHARE CAPITAL (continued)

(d)

Warrants

Warrant activity since October 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2005	5,329,343	0.23
Issued	22,871,327	0.48
Exercised	(2,199,150)	0.24

Outstanding, October 31, 2006	26,001,520	0.45
Issued	346,575	0.40
Exercised	(17,363,232)	0.39
Outstanding, July 31, 2007	8,984,863	0.56

The following table summarizes the warrants outstanding at July 31, 2007:

Number of Shares	Exercise Price $	Issue Date	Expiry Date
852,000	0.30	August 17, 2005	August 17, 2007
22,343	0.35	August 17, 2005	August 17, 2007
5,658,520	0.50	March 2, 2006	September 2, 2007
2,452,000	0.78	May 23, 2006	May 23, 2008

8,984,863

(e)

Agent Options

During the year ended October 31, 2006, the Company issued 680,000 agent options to purchase 680,000 units in connection with the financing described in Note 5(b)(i). Agent option activity since October 31, 2005 is presented below:

	Number of Units	Weighted Average Exercise Price $

Outstanding, October 31, 2005	–	–
Granted	680,000	0.30
Exercised	(333,425)	0.30

Outstanding, October 31, 2006	346,575	0.30
Exercised	(346,575)	0.30

Outstanding, July 31, 2007	–	–

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

6. CONTRIBUTED SURPLUS	Amount
$
Balance at October 31, 2005	204,461
Stock-based compensation recorded during the year	750,165
Fair value of warrants issued for services	572,720
Relative fair value of warrants issued for cash in private placements	2,592,725
Transferred to share capital upon exercise of stock options	(26,150)
Transferred to share capital upon exercise of agent options	(96,393)
Transferred to share capital upon exercise of warrants	(56,960)

Balance at October 31, 2006	3,940,568
Stock-based compensation recorded during the period	1,929,597
Transferred to share capital upon exercise of stock options	(115,030)
Transferred to share capital upon exercise of agent options	(100,221)
Transferred to share capital upon exercise of warrants	(1,649,241)

Balance at July 31, 2007	4,005,673

7.

EXPLORATION EXPENDITURES

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR-TO-DATE
Drilling	$3,316,490	$-	$323,035	$3,639,525
Geological	187,399	74,016	37,204	298,619
Geophysical	-	48,600	10,343	58,943
Assay	838,546	8,343	29,437	876,326
Site costs	414,157	91,904	78,863	584,924
General exploration	74,257	37,777	19,404	131,438
Total expenditures for the period	$4,830,849	$260,640	$498,286	$5,589,775

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$8,092,385	$-	$323,035	$8,415,420
Geological	595,958	74,016	37,204	707,178
Geophysical	96,712	48,600	10,343	155,655
Assay	1,104,425	8,343	29,437	1,142,205
Site costs	1,280,780	117,774	78,863	1,477,417
General exploration	168,016	42,594	19,404	230,014
Total expenditures to date	$11,338,276	$291,327	$498,286	$12,127,889

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

8.

STOCK-BASED COMPENSATION

During the nine months ended July 31, 2007, the Company granted 4,150,000 stock options to directors, officers and consultants of the Company. The weighted average fair values of options granted are calculated using the Black-Scholes option-pricing model. The weighted average fair value of options granted since October 31, 2005 were calculated at the date of each grant using the following assumptions:

	Nine Months Ended	Year Ended
	July 31, 2007	October 31, 2006

Expected option lives	2 years	2 years
Risk-free interest rate	4.14%	4.06%
Expected dividend yield	0%	0%
Expected stock price volatility	88%	84%

During the nine months ended July 31, 2007, the Company recognized $1,929,597 (2007 - $744,400) of compensation cost which has been recorded in stock-based compensation expense.

9.

RELATED PARTY BALANCES AND TRANSACTIONS

(a)

Due to / from Related Parties

As at July 31, 2007, due to related parties consists of $Nil for management fees, whereas the amount payable to an officer of the Company at October 31, 2006 was $5,106. At July 31, 2007, $150,375 was payable to a company controlled by a director of the Company for exploration expenditures whereas at October 31, 2006, $11,915 was due from this company for exploration advances. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

(b)

Related Party Transactions

During the period ended July 31, 2007 the Company entered into the following transactions with related parties:

a.

A company controlled by a director of the Company incurred $1,759,677 (2006 – $599,342) in exploration expenditures on behalf of the Company.

b.

An officer and companies controlled by officers of the Company earned management fees of $163,100 (2006 – $151,700).

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

10.

CHANGES IN ACCOUNTING POLICIES (INCLUDING INITIAL ADOPTION)

(a)

Comprehensive Income

CICA Handbook Section 1530, “Comprehensive Income” provides standards for the reporting and presentation of comprehensive income. Comprehensive income is the change in shareholders’ equity, which results from transactions and events from sources other than the Company’s shareholders. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company reports comprehensive income and its components, net of tax in the Statement of Operations and Deficit.

(b)

Financial Instruments

(i)

Fair value of financial instruments

CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” prescribes when a financial asset, financial liability or non-financial derivative shall be recognized on the balance sheet and the measurement of such amount. Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity, held-for-trading or available-for-sale. Financial assets held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income.

The Company has designated the following classifications:

•

Cash and cash equivalents are classified as “financial assets held-to-maturity.”

•

Short-term investments are classified as “financial assets held-to-maturity.”

•

Accounts receivable and prepaid expense are classified as “loans and receivables.”

•

Accounts payable and accrued liabilities are classified as “other financial liabilities.” After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.

These new standards are to be applied without restatement of prior period amounts. The adoption of this policy did not result in any change in net income for the current period.

(ii)

Concentrations of business risk

The Company maintains all of its cash and cash equivalents and short-term investments with a major Canadian financial institution. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

As the Company operates in an international environment, some of the Company’s transactions are denominated in currencies other than the Canadian dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

(c)

Hedges

CICA Handbook Section 3865, “Hedges” provides alternative reporting and presentation treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The Company does not currently have any hedging relationships thus the adoption of this section did not have a material effect on the Company’s reported financial position or results of operations.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

SUBSEQUENT EVENTS

(a)

On August 24, 2007, the Company issued 3,943,000 units at $0.80 per unit for gross proceeds of $3,154,400 under a non-brokered private placement. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share for 24 months from the date of closing at a price of $1.00 per common share. Values of $2,672,200 and $482,200 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. The Company paid cash commissions of $150,000. The fair values of the warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

(b)

On August 31, 2007, the Company granted options to directors, officers and consultants for 4,975,000 common shares at an exercise price of $0.85 per share for a period of 5 years.

(c)

On September 20, 2007, the Company granted options to a consultant for 200,000 common shares at an exercise price of $1.15 per share for a period of 5 years.

(d)

On September 24, 2007, the Company adopted a shareholder rights plan (the “Rights Plan”). Under the terms of the Rights Plan, one right will be issued by the Company for each outstanding common share. The rights issued under the Rights Plan become exercisable only if a person or entity acquires or announces its intention to acquire 20% or more of the common shares of the Company without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Company’s board of directors.

(e)

On September 25, 2007, the Company granted options to a consultant for 50,000 common shares at an exercise price of $1.26 per share for a period of 5 years.

12.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). The effects of material differences in accounting principles that may affect the Company’s financial statements are as follows:

(a)

Stock-based Compensation

Under Canadian GAAP, compensation cost is computed for stock options granted to directors, officers, employees and consultants based upon their fair values at the grant date and recognized over the vesting period in accordance with CICA 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under US GAAP, the Company accounted for compensation cost in accordance with FAS 123 “Accounting for Stock-Based Compensation” until January 31, 2006. There are no material differences between CICA 3870 and FAS 123. On February 1, 2006 the Company adopted prospectively FAS 123(R), “Share-Based Payment”. There are no material differences between CICA 3870 and FAS 123(R).

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

12.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(b)

Mineral Properties

Under Canadian GAAP, an enterprise may capitalize mineral property expenditures, including acquisition, exploration and development costs, if the enterprise considers such costs to have the characteristics of property, plant and equipment. Mineral property expenditures that are not considered to have the characteristics of property, plant and equipment are expensed as incurred. An enterprise applies the method of accounting for mineral property expenditures that it considers to be appropriate to its operations and applies the method consistently to all its properties. As disclosed in Note 2(g), the Company capitalizes acquisition costs, expenses exploration costs, and capitalizes development costs once a mineral property is determined to be economically viable. As at July 31, 2007, the Company has not yet identified economically recoverable reserves on any of its mineral properties. Mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. During the period ended July 31, 2007, the Company identified certain events and changes in circumstances that indicated the carrying values of certain mineral properties may not be recoverable. In accordance with CICA 3063, “Impairment of Long-Lived Assets”, the Company tested these mineral properties for impairment and determined that their fair values exceeded their carrying values. Accordingly, an impairment charge was not recognized in the financial statements. Under US GAAP, acquisition costs are capitalized when incurred in accordance with the guidance provided in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”, exploration costs are expensed as incurred and development costs are capitalized when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves as defined by Industry Guide 7. The Company assesses the carrying costs for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. Under SFAS No. 144, mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, with further guidance as provided under EITF 04-03, “Mining Assets – Impairment and Business Combinations”. During the period ended July 31, 2007, the Company identified certain events and changes in circumstances that indicated the carrying values of certain mineral properties may not be recoverable. In accordance with SFAS No. 144 and EITF 04-03, the Company tested these mineral properties for impairment and determined that their fair values exceeded their carrying values. Accordingly, an impairment charge was not recognized in the financial statements. As at July 31, 2007 and October 31, 2006, there are no differences between the carrying values of mineral properties under Canadian and US GAAP, as the only costs capitalized to date under Canadian and US GAAP have been acquisition costs which have not been impaired.